Offering Statement for
Acesis Holdings Corporation
("Acesis Biomed," "we," "our," or the "Company")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Acesis Holdings Corporation

   8085 S Chester Street
   Ste 250
   Centennial, CO 80112

Eligibility

2. **The following are true for Acesis Holdings Corporation:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Konstantinos (Costas) Karatzas

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/02/2022	Present	Acesis Holdings Corporation	CEO/Director
04/01/2021	Present	Acesis Biomed Ltd	CEO
02/04/2021	Present	Acesis Biomed Ltd	Director
04/01/2021	Present	Acesis Biomed US, Inc.	CEO
03/11/2015	Present	Acesis Biomed US, Inc.	Director

Dr. Konstantinos Karatzas, CEO and Director, has been our CEO and a Director of the Company since the Company's inception. Dr. Karatzas has served as the Chief Executive Officer of Acesis UK since April 2021 and as a Director since March 2021. He has also been a director of Acesis Biomed US since March 2015. From 2009 to April 2021, Dr. Karatzas was employed at the Research Institute McGill University Health Center (RI-MUHC), Montreal as Director of Business Development, responsible for building major strategic partnerships, and innovative business development models between industry and public sector, key contract multi-million-dollar agreements, technology transfer, commercialization, fund raising and spearheading international alliance activities between the private sector, academics and government organizations. From 1994 to 2008, Dr. Karatzas held senior management positions at NEXIA Biotechnologies Inc. including Vice President and Senior Vice President of research and development, managing multidisciplinary teams of scientists with responsibilities for operations, R&D and IP strategy and technology transfer. He formed part of the senior management of NEXIA Biotechnologies Inc. during its initial public offering at TSX. He also held team management positions at Gene Pharming Europe B.V. (currently Pharming BV) and senior executive positions at AgroCultures Biotechnologies Inc. and Pharmathene Inc., including Senior VP responsible of operations (120 employees) at Pharmathene Canada. Dr. Karatzas has 50 peer reviewed publications and is the inventor of 18 patented inventions. Dr. Karatzas attended McGill University where he earned a Master of Science (Hons.) in Muscle Biochemistry and a Ph.D. in Molecular Biology (Animal Endocrinology) and has completed McGill University's Executive Development Course mini-MBA. He also holds a Bachelor of Science degree from the Agricultural University of Athens. Dr. Karatzas has extensive experience of over 35 years in the life sciences sector as a senior executive with demonstrated successes in building motivated multi-disciplinary business and technology teams, product development, commercialization strategies and successful fund raising. LinkedIn:

Name
Thomas Olson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/02/2022	Present	Acesis Holdings Corporation	COO/ Secretary
05/01/2021	Present	Acesis Biomed Ltd	COO
05/01/2021	Present	Acesis Biomed US, Inc.	COO
03/11/2015	05/01/2021	Acesis Biomed US, Inc.	Secretary

Mr. Olson has been our Chief Operating Officer and Secretary since inception. Mr. Olson has served as the Corporate Secretary of or wholly-owned subsidiary Acesis Biomed Us, Inc. ("ABI") since March 2015 and as the Chief Operating Officer of ABI since April 2021. Mr. Olson has also been the owner, manager and sole member of Cresthill Associates, LLC, his privately held consulting firm offering comprehensive management and operations consulting solutions to companies since September 2008. Mr. Olson has more than 35 years' experience working with public and private companies specializing in corporate operations and governance, with past experience in mergers and acquisitions and corporate finance. Mr. Olson has worked with a variety of public companies in various capacities, including as an executive officer or executive consultant, with listings ranging from US microcap markets through to the Nasdaq as well as the

New York Stock Exchange. Mr. Olson attended Arizona State University and the University of Colorado at Denver.

Name
Vassilios Papadopoulos

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2016	Present	University of Southern California	Dean - School of Pharmacy
10/03/2022	Present	Acesis Holdings Corporation	Director
02/04/2021	Present	Acesis Biomed Ltd	Director
03/11/2015	Present	Acesis US, Inc.	Director

Vassilios Papadopoulos, DPharm, PhD, DSc (hon), was named dean of the USC School of Pharmacy—now known as the USC Alfred E. Mann School of Pharmacy and Pharmaceutical Sciences—in fall 2016. Before joining USC, he served as executive director and chief scientific officer of the Research Institute of McGill University Health Centre in Montreal, and as faculty, department chair and director of the Biomedical Graduate Research Organization at Georgetown University Medical Centre. A noted scientist and innovative leader, Papadopoulos has published more than 400 papers, holds numerous patents, serves on many national and international advisory committees and boards of biotechnology companies as well as a consultant for the pharmaceutical industry. He is an elected foreign member of the National Academies of Medicine and Pharmacy in France, fellow of the American Association for the Advancement of Science and fellow of the Canadian Academy of Health Sciences. Papadopoulos' research focuses on understanding the cellular and molecular mechanisms responsible for the initiation and maintenance of steroid biosynthesis in the adrenal, gonads and brain, in health and disease. He also examines the regulation of steroid biosynthesis, intracellular compartmentalization and homeostasis by hormones, chemicals, drugs, natural products and environmental factors. His research has direct applications in reproduction and development, aging, cancer, and neurological and neuropsychiatric disorders. LinkedIn: https://www.linkedin.com/in/vassilios-papadopoulos-660b5219/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

None of the beneficial owners of the issuer's outstanding voting equity securities, owns 20 percent or more of voting power.

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Acesis Holdings Corporation together with its wholly-owned subsidiaries, Acesis Biomed Limited, a company incorporated in England and Wales ("Acesis UK"), and Acesis Biomed US, Inc., a Colorado corporation ("ABI"), is an emerging, pre-phase 1 (first-in-man "FIM") clinical, biotechnology company focused on men's health. Since the incorporation of ABI in the State of Colorado on March 11, 2015, we have been developing novel treatments for low testosterone levels in males ("Low–T") known as T-deficiency or male hypogonadism. Our business model is to develop non-steroid innovative proprietary product candidates that transform the treatment of men with Low-T. Our product candidate pipeline is based on the discoveries of our co-founder Dr. Papadopoulos, a recognized expert in the steroid biochemistry field. Dr. Papadopoulos is currently the Dean of the University of Southern California ("USC") School of Pharmacy, John Stauffer Dean's Chair in Pharmaceutical Sciences & Professor of Pharmacology and Pharmaceutical Sciences. The Company's mission is to transform the treatment of Low–T in males using non-hormonal, orally administered peptide therapeutics and thereby expanding the therapeutic choices that health care providers and patients have in a market currently dominated by non-oral options. The aim is to develop a more targeted, effective and potentially safer alternative compared to conventional marketed treatments. These marketed products contain as their core medical ingredient synthetic steroid testosterone discovered in the 1930s and are administered in the form of injections, gels, creams, patches and more recently pills. The Company's point of differentiation, compared to its competitors, is that its drug pipeline (peptides) is not a steroid or a hormone, but is intended to induce the body (specifically, the testes, which is the major natural site of T synthesis in men) to produce its own natural testosterone. The Company's lead ACE-167 peptide has been designed to target a molecular mechanism to induce the Leydig cells (testosterone-producing cells located in the interstitium of the testes defined as the space between the seminiferous tubules in the testes) to synthesize T. Our pre-clinical work with relevant rat models has not indicated any side effects attributable to the use of our lead peptide in restoring endogenous T, leading us to postulate that we may have a product candidate without the side effects of the current exogenous formulations. Nonetheless, the safety profile of our peptide product candidate as compared to current testosterone replacement therapies ("TRTs") remains subject to verification through clinical trials and regulatory scrutiny. The Company's peptide pipeline, has been designed to act through a novel molecular mechanism to induce the Leydig cells of the testis to synthesize testosterone thereby restoring endogenous T production. It is our goal to prove that product candidates in our pipeline does not confer the adverse effects in the body as reported for the marketed T formulations. For example, it is well established that exogenous formulations of T exert negative feedback on the hypothalamus and pituitary, reducing levels of luteinizing hormone ("LH", a hormone secreted by the anterior pituitary gland that stimulates the synthesis of androgen in males and reducing endogenous intratesticular testosterone production which impairs spermatogenesis resulting to infertility (Fertil Steril Rev., Vol. 2, No. 1, January 2021 2666-5719: Exogenous testosterone replacement therapy versus raising endogenous testosterone levels: current and future prospects). Extensive pre-clinical work using relevant rat models of hypogonadism has not indicated any effects of our lead peptide ACE-167 on circulating LH levels. In fact, the absence of no changes in LH levels was one of the main criteria used for selecting our pipeline and our lead candidate ACE-167. The Company notes that, although we have preliminary evidence in animals that ACE-167 due to its novel mechanism of action may restore endogenous levels of T without altering other parameters affected by exogenous T (e.g. LH and cortisol), we cannot a priori assert that ACE-167 will have an overall better or improved safety profile over currently marketed T products without first gathering additional data and having successfully completed the IND animal studies in two species, clinical trials in men and rigorous regulatory scrutiny and approvals. Testosterone Deficiency Syndrome and Hypogonadism Testosterone is the male sex hormone that is made in the testicles. Testosterone hormone levels are important to normal male sexual development and activity. Low testosterone levels or testosterone deficiency syndrome, is defined by the American Urology Association as a blood level less than 300 ng/dl which could cause a variety of symptoms, including low sex drive, fatigue, loss of muscle mass and erectile dysfunction.

Acesis Biomed currently has 2 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Acesis Holdings Corporation speculative or risky:**

    1. Risks Related to Our Business and Industry We are an early-stage, pre-clinical development company with a limited operating history, incorporated in Nevada on October 3, 2022. Our wholly-owned subsidiary, Acesis UK, and operating subsidiary, ABI, focus on developing novel treatments for Low-T in males since its incorporation in Colorado on March 11, 2015. We have incurred significant losses since inception and expect continued losses. We have no products approved for commercial sale and have not generated revenue to date. Our limited historical financial data makes it challenging to project revenue or evaluate our business prospects. We face risks in advancing our product candidates, driving product adoption, attracting and retaining customers, adapting to market changes, focusing R&D efforts, maintaining supplier relationships, implementing effective marketing strategies, scaling manufacturing, avoiding intellectual property infringement, obtaining necessary licenses, securing patents, protecting proprietary technology, providing customer training and support, and attracting qualified personnel. There is no assurance we will generate meaningful revenues or become profitable. Our current development focuses on ACE-167, with no guarantee of successful development or commercialization. Additional funding will be required for operations, but it may not be available on favorable terms.Please, edit the risk description

    2. The Company is currently only developing one product, ACE-167. The Company is currently only developing one product, ACE-167. This product is being developed for several indications, as a platform product, where there is scientific evidence linking low testosterone to the indication, with the Low-T indications of primary and secondary hypogonadism in males being at the most advanced development stage as at the date of this document. There is no guarantee that this product will be successfully brought through pre-clinical and clinical studies for any of the indications for which it is currently being developed. Furthermore, the ACE-167 development path for male hypogonadism treatment may incur delays, funding and/or technical issues and/or may altogether fail in safety and efficacy trials which may have a material adverse effect on the timings and viability for the additional indications set out in this document. If this product is found to be defective in any way, is found to be unsuitable as a treatment for the indications for which it is being developed or fails to reach commercialization for any reason this would have a material adverse effect on the viability of the Company and on its ability to generate revenues and continue to operate.

3. We will need additional funding to fund our operations. While the Company has sufficient funding available for its current requirements, the Company will need to raise additional funding to complete pre-clinical studies on ACE-167 (for additional low-T Indications) as well as commence in the future early-stage clinical trials Phase I for the male hypogonadism indication and on several other indications including Klinefelter Syndrome, NAFLD and type 2 diabetes and take advantage of future opportunities. Currently expected net proceeds from this private placement offering will be insufficient for the Company to complete IND-enabling studies on its lead indications of primary hypogonadism and secondary hypogonadism for ACE-167. We will need to raise additional funds in order to manufacture the clinical product supply required to progress to phase 1 clinical trial. We will need additional funding to fund our operations, but additional funds may not be available to us on acceptable terms on a timely basis, if at all. We may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments, and engage in certain merger, consolidation, or asset sale transactions. Any future debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. Furthermore, we cannot be certain that additional funding will be available on acceptable terms, if at all. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs, which will harm our ability to execute on our business plan and continue operations. No assurance can be given that any such additional funding will be available or, if available, that it will be on terms that are favorable to the Company or its shareholders. If the Company is unable to obtain additional funding as required, it may be required to cease operations or reduce the scope of its operations or anticipated business expansion.

4. We and our contract manufacturers are subject to extensive governmental regulation both in the United States and abroad, and failure to comply with applicable requirements could cause our business to suffer. The Company, its contract manufacturers and its potential customers are subject to regulatory requirements in all countries where the Company operates and intends to introduce its products and technologies. The development and commercialization of the Company's proprietary technology and operations, which are at an early stage, are likely, in part or in whole, to be exposed to research and development risks and to require differing and varied forms of regulatory approval. The biotechnology and pharmaceutical industries are regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, difficulties achieving new product clearances, higher than anticipated costs or lower than anticipated sales. The Company is a pre-revenue, research and development stage company and has a relatively limited operating history on which to assess the business. The products will require significant additional research and development efforts prior to any commercial use, including extensive pre-clinical and clinical testing as well as lengthy regulatory approval under the FDA drug approval process. There can be no assurances that the Company's research and development efforts will be successful (or completed in a timely manner if at all), that the potential products will prove to be safe and effective in future clinical trials or that the Company will develop any commercially successful products. The Company currently has no approved products on the market and has not received any commercial revenues from the sale or license of any diagnostic or therapeutic products. Any delay in, or failure to receive or maintain, clearance or approval for our product candidates under development could prevent us from generating revenue from these products or achieving profitability. In addition, even after we have obtained the proper regulatory clearance or approval to market a product, the FDA has the power to require us to conduct post-market surveillance on our product. These studies can be very expensive and time consuming to conduct. Failure to comply with those studies in a timely manner could result in the revocation of clearance for a product that is subject to such surveillance and the recall or withdrawal of the product, which could prevent us from generating sales from that product in the United States.

The FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some clinicians from using our product and adversely affect our reputation and the perceived safety and effectiveness of our product. Failure to comply with applicable regulations could jeopardize our ability to sell our product and result in enforcement actions such as: · warning letters; · fines; · injunctions; · civil penalties; · termination of distribution; · recalls or seizures of products; · delays in the introduction of products into the market; · total or partial suspension of production; · facility closures; · refusal of the FDA other regulators to grant future clearances or approvals; or · in the most serious cases, criminal penalties. Adverse action by an applicable regulatory agency the FDA could result in inability to produce our product in a cost-effective and timely manner, or at all, decreased sales, higher prices, lower margins, additional unplanned costs or actions, damage to our reputation, and could have material adverse effect on our reputation, business, results of operations, and financial condition.

5. We may be unable to drive adoption of our products by its target audience and market, which might have a material adverse effect on the Company, its business, financial situation, growth, and prospects. If the Company is unable to drive adoption of its products to its target audience and market, or there is a slower than expected adoption of its products, there could be weak penetration of the market, which might have a material adverse effect on the Company, its business, financial situation, growth, and prospects. The slow adoption of its products and technologies could result in timeframes being longer than anticipated by the Company for commercialization. Public opinion, perception, and acceptance of the use of therapies for hypogonadal treatment, whether by hormonal, or non-hormonal, methods, and the knowledge of Black Box warnings on certain competitor products, may affect the adoption of any products commercialized by the Company.

6. The results of our future clinical trials may not support our product candidate claims or may result in the discovery of adverse side effects. If our anticipated clinical trials are initiated and completed as planned, we cannot be certain that their results will support our product marketing claims or third party reimbursors will agree with our conclusions regarding them. The clinical trial process may fail to demonstrate efficacy and cost effectiveness of our product and may hinder the adoption of our product or ability to obtain payor coverage. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate's profile. The possible side effects and full efficacy and safety of the technologies that the Company intends to produce are not yet fully understood. There are therefore risks that potentially serious side effects of the technology could occur or that such technology fails future efficacy or safely testing, none of which the Company can rule out and, if so, this could have serious implications on the viability of the technology and the business of the Company. Severe side effects, failures or complications in clinical trials, or post-approval could also, in addition to having an impact on the commercial products, may result in financial claims and losses against the Company as well as a high probability of significant reputational damage to the Company.

7. We rely on the expertise and resources of third parties to complete the development, pre-clinical testing, regulatory process, manufacturing, marketing, and commercialization of product candidates. The Company does not possess "in-house" all the resources necessary to complete the development, pre-clinical testing, regulatory process, manufacturing, marketing, and commercialization of product candidates and will need to obtain such resources from third parties. In order to obtain such resources, the Company will need to enter into collaborations with corporate partners, licensors, licensees and possibly relationships with third parties from whom the Company will outsource the necessary expertise and resources. The Company's success will depend on securing such relationships. This business strategy would utilize the expertise and resources of third parties in several areas including: · completion of various activities associated with the Company's IND-enabling studies; · preparation of submissions seeking regulatory approvals; and · manufacture of ACE-167 peptide including the CMC packages. The Company faces intense competition for qualified employees and consultants, including personnel with a high level of scientific and technical expertise in the industry. Pharmaceutical companies, specialist pharmaceutical and biotechnology companies and other competitors, which may have greater resources and experience than the Company has, likely offer superior compensation packages to attract and retain skilled personnel. As a result, the Company may have difficulty

retaining such employees and consultants because it may not be able to match the packages offered by such competitors and may have difficulty attracting suitable replacements. The Company expects that the potential expansion into areas and activities requiring additional expertise, such as regulatory, pre-clinical, preparing submissions for engaging with regulatory agencies, governmental approvals, contract, and manufacturing, will be done by working with outside contractors who have the appropriate expertise or by utilizing collaborators and partners. The management of these processes may require an increase in staff and the development of additional expertise by existing management personnel. The failure to attract and retain such personnel or to develop such expertise could have a material adverse effect on the prospects for the Company's success. There is a risk that the parties with whom the Company trades or has other business or collaborative relationships, including partnerships or licensing arrangements, may become insolvent. In the event that a party with whom the Company trades becomes insolvent, this could have a material adverse impact on the financial performance and prospects of the Company.

8. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

11. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

14. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional

capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

18. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Acesis Holdings Corporation ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We estimate that our net proceeds from the sale of our common stock that we are offering will be approximately $1 million. We currently intend to use the net proceeds we receive from this offering during the next 12 months as follows: · -Approximately 25% of the net proceeds we receive from this raise will be used to fund employees and consultants, Scientific Advisory Board, IP/Patent maintenance and prosecution, legal, audit, board of directors, general and administrative costs and other general corporate purposes. -Approximately 29% of the net proceeds we receive from this offering, will be used to forge and fund research collaborations with Academic partners; the research will be designed to evaluate the use of our peptide pipeline for Low–T indications such as, type 2 diabetes etc. Proceeds from this offering may be used to accelerate the listed R&D activities and potentially for exploring and in-licensing other programs which align with the Company's strategy in the field of low-T. Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$49,000
Collaborations	$2,250	$225,000
Research and Development for ACE- 167	$4,360	$436,000
GA, IP, Corporate expenses	$2,900	$290,000
Total Use of Proceeds	**$10,000**	**$1,000,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Acesis Holdings Corporation must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $2.35 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	190,000,000	15,953,459	Yes	
Preferred Stock	10,000,000	0	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrant	We have issued warrants to purchase up to 95,200 shares of our common stock in a private placement offering pursuant to Regulation D of the Securities Act. In each case, the warrant was issued to Boustead Securities LLC as a part of the compensation for placement agent services and is exercisable for period of five years from issuance at $1.00 per share. These warrants were issued as follows: December 2022, warrant to purchase up to 17,500 shares of our common stock; February 2023, two warrants to purchase up to a total of 47,950 shares of our common stock; March 2023, a warrant to purchase up to 22,750 shares of our common stock; and May 2023, a warrant to purchase up to 7,000 shares of our common stock.	95,200
Warrant	In September 2024 we issued a warrant to Thomas Olson, our Chief Operating Officer, to purchase up to 350,000 shares of the Corporation's $0.001 par value common stock at an exercise price of Ten Cents ($0.10) per share for a period of up to five years. This warrant includes a cashless exercise provision.	350,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no options or other convertible instruments outstanding. The Company has multiple warrants that represent a total 445,200 shares of common stock.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has Acesis Holdings Corporation conducted within the past three years?**

Date of Offering:	2022-12-22
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$1,360,000
Use of Proceeds:	General Corporate expenses; Go to market expenses; Pre-clinical studies

Date of Offering:	2024-10-01
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$950,000
Use of Proceeds:	General Corporate expenses; Go to market expenses; Pre-clinical studies

Date of Offering:	2024-09-27
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$427,485
Use of Proceeds:	General Corporate expenses; Go to market expenses; Pre-clinical studies

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

   Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

   Acesis Holdings Corporation ("AHC") and its subsidiaries, Acesis UK and Acesis Biomed ("ABI"), is an emerging pre-phase 1 biotechnology company focused on men's health. Acesis UK was incorporated in England and Wales on February 4, 2021. ABI was incorporated as a C-corporation in the state of Colorado on March 11, 2015. On April 7, 2021, Acesis UK entered into various share exchange agreements with each shareholder of ABI pursuant to which Acesis UK agreed to issue new ordinary shares in the Acesis UK to the shareholders of ABI, in consideration for shares of common stock of ABI, constituting 100% of the common stock of ABI. Following this share exchange, ABI became a wholly owned subsidiary of Acesis UK. Acesis UK has its primary place of business in London, England and ABI has its primary place of business in Denver, Colorado. Acesis Holdings Corporation was incorporated in the State of Nevada on October 3, 2022. Pursuant to a Share Exchange Agreement, dated as of November 15, 2022, among AHC, Acesis UK and all the shareholders of Acesis UK, the Company exchanged shares of its common stock for all the ordinary shares of Acesis UK held by such shareholders, at a ratio of 1 share of AHC's common stock for each 20 ordinary shares of Acesis UK with the result being that (i) all the ordinary shares of Acesis UK will be held by AHC and (ii) ABI will become an indirect wholly-owned subsidiary of AHC. AHC was established for the sole purpose of acquiring Acesis UK and is jointly controlled by five parties, including the Company's Directors. The same five parties are deemed to have control of the Company prior to the acquisition and as such, the transaction is deemed to have taken place under common control. As such, the acquisition has been accounted for under merger accounting and no goodwill has been recognized. Our Historical Performance We have not generated any revenue to date, and we do not currently have a product ready for sale. At December 31, 2024, the Company had cash of $623,293. It also had a working capital deficit of $401,189, and an accumulated deficit of $20,954,567.Consequently, the audit report of our independent registered public accounting firm disclosed that there was substantial doubt about the Company's ability to continue as a going concern. Management continues to take actions to ensure the Company will continue, however, there will be substantial doubt that we can continue as a going concern until our operations are generating significant cash flow. While there can be no assurances, management believes that these actions will enable the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. If we are unable to obtain additional financing on a timely basis including further equity offerings as necessary, we may have to curtail our development, and business activities, which would have a material adverse effect on our business, financial condition and results of operations, and ultimately, we could be forced to discontinue our operations and liquidate. See "Liquidity and Capital Resources" below. Recent Developments On March 17, 2025, AHC commenced a Regulation CF crowd funding offering to raise up to $1,000,000 through the sale of its common stock at $2.35 per share. On April 8, 2025, a closing occurred for 21,236 of those shares totaling $49,905 less fees and expenses of $3,946 for net proceeds of $45,959. The Reg CF offering is currently ongoing. Operating expenses for the year ended December 31, 2024 increased by $371,206 to $1,565,464, as compared to $1,194,258 reported for the period ended December 31, 2023. Our independent auditors have issued a going concern qualification in their audit report, indicating substantial doubt about the company's ability to continue as a going concern. In October 2024, one of the Company's shareholders, Ron Huston, acquired 703,704 shares of the Company's common stock for a purchase price of $950,000, or $1.35 per share. As a result of this transaction, Mr. Huston became a greater than 10% shareholder of the Company and therefore a related party. In February 2024, the Company received $200,000 and issued an unsecured note payable to a shareholder bearing interest at 12% per annum. The unpaid principal and interest are due in full one year from the funding date or immediately payable if the Company secures an investment of $1,000,000. In March 2024, the Company received an additional $200,000 and issued an unsecured note payable to the same shareholder bearing interest at 12% per annum. The unpaid principal and interest are due in full one year from the funding date or immediately payable if the Company secures an investment of $1,000,000. In

May 2024, the Company executed a one-year Capital Market Advisory Agreement through which it engaged a consultant to assist the company in preparing for a senior exchange listing. As part of this agreement the company agreed to pay the consultant: a $5,000 monthly fee payable with $5,000 at signing of the agreement and the balance upon reaching certain financial goals; $125,000 upon a successful senior exchange listing; and 330,000 shares of common stock issuable upon a successful senior exchange listing. In September 2024, the principal amount of $400,000 for both notes along with accrued interest payable of $27,485 was converted into 427,485 shares of the Company's $0.001 par value common stock at a conversion price of $1.00 per share. The company reviewed this debt extinguishment under Accounting Standards Codification (ASC) 470-50 and determined no gain or loss was to be recorded resulting from this transaction. Also in September 2024, the Company and Boustead Securities executed a Termination Agreement and Mutual Release (the "Termination Agreement") through which the engagement letter with Boustead executed in September 2022 for a potential IPO transaction was terminated and, subject to the provisions of the Termination Agreement, the parties released each other from further claims. The Company paid Boustead $50,000 upon execution of the agreement and must pay Boustead $150,000 twelve months from the date of the Termination Agreement and an additional $100,000 within twenty months from the date of the Termination Agreement. Also in September 2024, the Company authorized the issuance of a warrant to its COO, Mr. Olson, to purchase up to 350,000 shares of the Company's common stock at $0.10 per share exercisable for a period of up to five years. An estimated fair value of $347,311 was determined using the Black-Scholes option pricing model. In December 2022 and in 2023, the Company completed four closings. AHC sold a total of 1,402,289 shares at $1.00 per share and received net proceeds of $1,238,990 after fees and commissions. As a part of this sale, the Company issued warrants to the broker for 95,200 shares exercisable for five years at $1.00 per share. In February 2023, the Company signed an agreement with Freemind Group LLC ("Freemind") to provide consulting services in identifying grants and assisting the Company in writing the grants. The Company agreed to pay a monthly retainer of $5,000, plus 5% of any award received with the assistance of Freemind. The Company is obligated to pay 12 months of the retainer but may terminate the agreement by providing 30 days written notice. In May 2023, the Company signed a Master Services Agreement with KreaMedica Inc. ("KreaMedica") to provide research and development services. The agreement is for 2 years but may be terminated by either party with a 30-day written notice. The Company also signed a Commercial Agreement with KreaMedica for R&D services to complete pre-IND and IND services in order to take advantage of eligible Canadian Tax Credits. The services related to the contract with KreaMedica will be sub-contracted to CROs. This agreement expires June 30, 2024. This agreement is aimed at using KreaMedica's network to identify and negotiate the optimum pricing and services by CROs, in addition to the Company having support of a project manager and a toxicologist pro-bono. As a result of taking advantage of certain Scientific Research and Experimental Development tax credits, the Company will be reimbursed by KreaMedica as follows, once Study Charges and/or Study Material Costs exceed $600,000: • 10% of eligible Study Charges within the Province of Quebec • 7% of eligible Study Charges within Canada but outside the Province of Quebec • 7% of eligible Study Material Costs consumed during the course of the respective fiscal year in Canada Also, in May 2023 the Company completed a closing as a part of the Company's pre-IPO financing. AHC sold 100,000 shares to KreaMedica Holdings Inc. at $1.00 per share and received net proceeds of $91,435 after fees and commissions. As a part of this sale, the Company issued warrants to the broker for 7,000 shares exercisable for five years at $1.00 per share at a fair value of $6,003. In August 2023, certain officers, directors, founders and Scientific Advisory Board members agreed to forgive certain accrued and unpaid amounts payable to them totaling $934,719. The amounts forgiven will be reflected as a reduction in liabilities and an increase in other income in the financial statements during fiscal 2023. For the year ended December 31, 2023, the company operating loss was reduced from the previous year by $258,649 to $1,194,258, from an operating loss of $1,452,907 in the year ended December 31, 2022. In August 2022, prior to the formation of Acesis Holdings Corporation, Acesis UK sold 845,789 shares of ordinary shares at a price of £0.05 per share to an unaffiliated shareholder for total proceeds of $50,000 or £42,289 (or 42,289 shares of Acesis Holdings Corporation following the exchange of its shares for the shares of Acesis UK in December 2022). Revenues The Company has no revenues to-date and has no products ready for sale. General and Administrative and Professional and Consulting Expenses, Related Party General and administrative expenses increased by $114,038, to $566,640 in 2024, from $452,602 in 2023. During the third quarter of 2023, CEO agreed to forgive $106,467 of accrued but unpaid compensation from 2023 and prior years. During the years ended December 31, 2024 and 2023 a total of $217,335 and $217,834 was paid under this agreement. As a result of these transactions, the accrued but unpaid balances payable to the CFO totaled $64,831 and $32,166 at December 31, 2024 and 2023. The COO agreed to forgive $8,218 in the third quarter of 2023 of accrued but unpaid compensation. During the years ended December 31, 2024 and 2023 a total of $87,333 and $74,250 was paid under this agreement. As a result of these transactions, the accrued but unpaid balances payable to the COO totaled $25,500 and $19,500 at December 31, 2024 and 2023. During the third quarter of 2023, Dr. Vassilios Papadopoulos, one of the Company's co-founders who is a director and chairman of the Scientific Advisory Board ("SAB") an agreed to forgive $277,866 of accrued but unpaid compensation from his service as a member of the SAB for 2023 and prior years as described more fully below. As a result of these transactions, the accrued but unpaid balances payable to the Dr. Papadopoulos totaled $200,000 and $100,000 at December 31, 2024 and 2023. Research and Development Expenditures for research and development costs that are charged to operations in the period incurred were limited but expected to increase significantly in subsequent years as funding becomes available. For the years ended December 31, 2024 and 2023, total research and development expenses were $248,180 and $241,657, respectively. These expenses remained relatively stable and included Scientific Advisory Board ("SAB") fees. Liquidity and Capital Resources On December 31, 2024, the Company had cash and cash equivalents of $623,293 and negative working capital of $401,189, as compared to cash and cash equivalents of $18,099 and negative working capital of $630,734 during the period ended December 31, 2023. This is due primarily to our operating losses, which we expect to continue for several years. As of December 31, 2024 and 2023 AHC had 15,953,459 and 14,822,270 shares of common stock outstanding, respectively. Since our inception, we have not generated any revenues and have funded our operations through the sale of our equity securities and through notes payable. The implementation of our business plan will require the receipt of sufficient grant, equity and/or debt financing to purchase necessary technology and materials, fund our research and development efforts, and otherwise fund our operations. We anticipate our business plan will require approximately $5.5 to $7.5 million to fund our anticipated operations for the next 18 to 24 months. In November 2024, the Company signed an engagement letter with Aegis Capital Corp. ("Aegis") to complete a proposed IPO on a national securities exchange (the "Proposed IPO"). The engagement letter has a twelve (12) month term. It is the intent of Aegis to enter into an Underwriting Agreement with the Company as lead underwriter on a firm commitment basis. The Company agreed to pay Aegis (1) a cash fee "underwriting discount" of 8% of the gross amount to be disbursed to the Company; (2) a non-accountable expense allowance equal to one percent (1%) of the gross amount to be disbursed to the Company; (3) warrants equal to 10% of the gross amount of securities issued by the Company with the strike price of 125% of the offering price per shares of the securities sold in the Proposed IPO. The Company also agreed to pay Underwriter's legal counsel fees of $175,000, of which $25,000 was paid upon execution of the agreement. The Company must also pay its legal advisors up to $350,000 including $25,000 paid, and $75,000 accrued, in the year ended December 21, 2024; and an additional $250,000 upon the closing of a successful IPO. The total of $125,000 in expenses related to the Proposed IPO paid in the year ended December 31, 2024 have been recorded as deferred offering costs on the Company's balance sheet.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
   2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Acesis Holdings Corporation answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. The following is the transcript of the video shown in the company's offering page: Millions of men quietly struggle with low testosterone. Now there is a new treatment under development. Acesis Biomed is pioneering a groundbreaking medical solution designed to instruct the body to produce its own natural testosterone. You can be a part of this breakthrough. Help make this treatment a reality by investing in Acesis: visit https://netcapital.com/companies/acesis. Together we can improve men's well-being.

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

   Once posted, the annual report may be found on the issuer's web site at: https://acesisbio.com/

   The issuer must continue to comply with the ongoing reporting requirements until:

   - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
   - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
   - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   - the issuer liquidates or dissolves its business in accordance with state law.